HSN, Inc.

1 HSN Drive

St. Petersburg, FL 33729

June 26, 2009

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 30549

Re:	HSN, Inc. (“HSNi”)
Post Effective Amendment No. 2 to Registration Statement on Form S-1
Filed May 22, 2009
File No. 333-152697

Dear Mr. Owings:

This letter will serve to respond to your letter dated June 17, 2009. For your convenience, we have keyed our responses to your comments.

Post Effective Amendment No. 2 to the Registration Statement on Form S-1

Explanatory Note

1. As reflected in the original post-effective amendment, calculation of the number of shares to be issued in connection with the spin-off was rather complex. Each holder of a share of IAC/InterActiveCorp (“IAC”) common stock and/or Class B common stock outstanding as of August 11, 2008 received one-fifth of a share of common stock of HSNi on the distribution date. In addition, certain holders of IAC compensatory equity-based awards also received shares of HSNi based on a number of factors including (i) the date the awards were granted, (ii) the number of shares underlying such awards, and (iii) the vesting schedule for such awards. Other IAC compensatory equity-based awards were converted into HSNi awards, or Adjusted Awards, based on the factors described above. As reflected in the Registration Statement filed on August 8, 2008, the original calculations and numbers included in the Registration Statement were based on the number of shares of IAC common stock and Class B common stock outstanding as of April 30, 2008 and the number of IAC equity-based awards outstanding as of December 31, 2007. Utilizing the information available, IAC made a bona fide estimate of the amount of securities reasonably expected to be issued in connection with the spin-off (the “IAC Distribution”), the Adjusted Awards and the post spin-off equity award plans of HSNi.

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

June 26, 2009

In March 2009, in connection with the audit of its financial statements for the year ended December 31, 2008 and, in particular, the number of shares issued and outstanding, HSNi determined that the number of shares allocated for the IAC Distribution was insufficient. In connection with the audit, HSNi also determined that the number of shares registered for distribution as Adjusted Awards exceeded the total number of shares actually required for issuance under the Adjusted Awards and that HSNi could therefore re-allocate how HSNi would distribute these shares.

In late March 2009, HSNi’s Board of Directors determined to submit a resolution to its stockholders to increase the number of shares available for issuance under HSNi’s stock and annual incentive plan. Since, in the aggregate, there were more than a sufficient number of shares registered for purposes of the IAC Distribution, the Adjusted Awards and HSNi’s equity award plans (including those to be added to the plan if the resolution was approved by HSNi’s shareholders), management determined to wait until after the annual stockholders meeting and resolution of the proposal before filing an amendment to the Registration Statement to re-allocate the shares registered and de-register the excess shares registered.

Based upon a review of Regulation C promulgated under the Securities Act of 1933, as amended (including Rules 415, 462 and 478), the Compliance and Disclosure Interpretations adopted under the Securities Act (including question 212.16) and the Undertakings included in Item 17 of HSNi’s Registration Statement, HSNi determined it could and should re-allocate the shares registered and de-register the number of shares in excess of those distributed or to be distributed pursuant to the Registration Statement.

Incorporation of Certain Documents by Reference, page 82

2. As requested, we will revise the Registration Statement to incorporate by reference HSNi’s Form 8-K that was filed as May 27, 2009 as well as another Form 8-K filed June 19, 2009.

Attached you will find pages of the Registration Statement marked to reflect the changes we propose to make to address your comments. Upon your review of the attached, please contact the undersigned at (727) 872-4980 to advise whether you have any additional questions or comments.

Sincerely yours,

/s/ Linda C. Frazier
Linda C. Frazier
Vice President and Senior Counsel

As filed with the U.S. Securities and Exchange Commission on ~~May 22,~~June ____, 2009

Registration No. 333-152697

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. ~~2~~3

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HSN, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5940 (Primary Standard Industrial Classification Code Number)	26-2590893 (I.R.S. Employer Identification No.)

1 HSN Drive

St. Petersburg, Florida 33729

(727) 872-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Linda C. Frazier

Vice President and Senior Counsel

HSN, Inc.

1 HSN Drive

St. Petersburg, Florida 33729

(727) 872-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐            Accelerated filer ☐            Non-accelerated filer ☑             Smaller reporting company ☐

(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(c), may determine.

EXPLANATORY NOTE

On August 20, 2008, IAC/InterActiveCorp, a Delaware corporation, distributed to its shareholders all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of HSN, Inc., a Delaware corporation (the “Registrant”). The Registration Statement on Form S-1 previously filed, amended and supplemented by the Registrant (the “Registration Statement”), covered the shares of Common Stock issued as part of the spin-off from IAC/InterActiveCorp (“IAC”) as well as certain securities to be offered on a delayed or continuous basis upon the exercise of outstanding options and vesting of restricted stock units pursuant to Rule 415 under the Securities Act of 1933. The Registrant undertook to file post-effective amendments to the Registration Statement for certain items. The Registrant previously filed a Post-Effective Amendment No. 1 to this Registration Statement that was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 29, 2008. This Post-Effective Amendment ~~No. 2~~ to the Registration Statement amends and restates the information contained in the Registration Statement.

The amount of the Registrant’s Common Stock registered pursuant to the Registration Statement represented the sum of (i) 55,817,094 shares of Common Stock to be distributed to the holders of IAC common stock and IAC Class B common stock upon consummation of the Spin-off (the “IAC Distribution”), (ii) up to 12,363,973 shares of Common Stock to be issued in respect of certain restricted stock units or stock options, in each case, previously issued pursuant to IAC’s equity incentive plans and that were converted, in whole or in part, in connection with the Spin-off into stock options and restricted stock units to be issued under the HSN, Inc. 2008 Stock and Annual Incentive Plan (the “Adjusted Awards”), (iii) up to 5,000,000 shares of Common Stock issuable in respect of stock options, restricted stock units and other equity-based awards that may be granted from time to time following the Spin-off pursuant to the plan (the “New Awards”), and (iv) up to 100,000 shares of Common Stock issuable pursuant to HSN, Inc. Deferred Compensation Plan for Non-Employee Directors (the “Director Deferred Awards”). ~~Following the spin-off, it was~~These amounts were based on a bona fide estimate of the number of shares reasonably expected to be issued in connection with the Spin-off. Following the spin-off and in connection with the Registrant’s annual audit of its financial statements, the Registrant determined that (i) the number of shares registered to cover the shares of Common Stock distributed in connection with the IAC Distribution was less than the number of shares distributed to the IAC shareholders in connection with the Spin-off; and (ii) the number of shares registered in respect of the Adjusted Awards significantly exceeded the total number of shares issuable under such awards. In addition, at the Registrant’s 2009 Annual Meeting of Shareholders held May 19, 2009, the shareholders approved the Second Amended and Restated 2008 Stock and Annual Incentive Plan (the “Plan”) as a result of which the maximum number of shares that may be issued pursuant to New Awards under the Plan was increased from 5,000,000 shares to 8,000,000 shares.

This Post-Effective Amendment ~~No. 2~~ to the Registration Statement (i) reallocates 395,613 of the shares of Common Stock registered by the Registration Statement issuable pursuant to the Adjusted Awards under the Plan to shares of Common Stock issuable pursuant to the IAC Distribution, ~~and~~ (ii) reallocates 3,000,000 shares of Common Stock registered by the Registration Statement issuable pursuant to the Adjusted Awards to shares of Common Stock issuable pursuant to the New Awards, and (iii) de-registers 3,773,127 shares related to Adjusted Awards. As a result, the total number of shares covered by the Registration Statement is allocated as follows:

•	56,212,707 shares issued or to be issued in connection with the IAC Distribution;
•	up to ~~8,968,360~~5,195,233 shares issued or to be issued under the Plan in connection with Adjusted Awards;
•	up to 8,000,000 shares issued or to be issued under the Plan in connection with New Awards; and
•	up to 100,000 shares issued or to be issued pursuant to the Director Plan.

All filing fees payable in connection with the registration of the shares of the Common Stock covered by the Registration Statement were paid by the Registrant at the time of the initial filing of the Form S-1.

In addition, this Post-Effective Amendment ~~No. 2~~ incorporates by reference the following:

•	The Registrant’s Current Report on Form 8-K as filed with the SEC on May 7, 2009 (other than those portions that were furnished but not deemed to have been filed); ~~and~~
•	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, ~~2009.~~2009 as filed with the SEC on May 14, 2009;
•	The Registrant’s Current Report on Form 8-K as filed with the SEC on May 27, 2009; and
•	The Registrant’s Current Report on Form 8-K as filed with the SEC on June 19, 2009.

Subject to Completion, dated ~~May 22,~~June ____, 2009

PROSPECTUS

69,507,940 Shares of Common Stock, Par Value $0.01 Per Share

This prospectus covers shares of common stock issued by HSN, Inc., or HSNi, upon the exercise or vesting of awards that have been or will be granted pursuant to HSNi’s Second Amended and Restated 2008 Stock and Annual Incentive Plan and HSNi’s Amended and Restated Deferred Compensation Plan for Non-Employee Directors. Many of the awards outstanding as of the date hereof were adjusted from awards originally issued by IAC/InterActiveCorp, or IAC, in connection with the spin-off from IAC of HSNi, Interval Leisure Group, Inc., Ticketmaster Entertainment, Inc. and Tree.com, Inc. The spin-offs were effective following the close of the market on August 20, 2008.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “HSNI.” On ~~May 19,~~June 25, 2009, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $~~9.72~~9.25 per share.

We will receive proceeds on exercise of outstanding options for shares of common stock covered by this prospectus if the options are exercised for cash.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 3 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ~~May~~ __________, 2009.